SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Minerva Neurosciences, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

603380106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 603380106	13G/A	Page 2 of 16

1	NAME OF REPORTING PERSONS Highland Long/Short Healthcare Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,301,777**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,301,777**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,301,777**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.6%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 603380106	13G/A	Page 3 of 16

1	NAME OF REPORTING PERSONS Highland Global Allocation Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 447,885**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 447,885**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 447,885**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 603380106	13G/A	Page 4 of 16

1	NAME OF REPORTING PERSONS Highland Premier Growth Equity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 506,898**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 506,898**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 506,898**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.5%**
12	TYPE OF REPORTING PERSON* IV, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 603380106	13G/A	Page 5 of 16

1	NAME OF REPORTING PERSONS Highland Capital Management Fund Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,256,560**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,256,560**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,256,560**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 603380106	13G/A	Page 6 of 16

1	NAME OF REPORTING PERSONS Strand Advisors XVI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,256,560**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,256,560**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,256,560**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 603380106	13G/A	Page 7 of 16

1	NAME OF REPORTING PERSONS Highland Capital Healthcare Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 39,788**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 39,788**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,788**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 603380106	13G/A	Page 8 of 16

1	NAME OF REPORTING PERSONS Highland Capital Healthcare Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 39,788**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 39,788**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,788**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%**
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 603380106	13G/A	Page 9 of 16

1	NAME OF REPORTING PERSONS Highland Capital Management Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 39,788**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 39,788**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,788**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 603380106	13G/A	Page 10 of 16

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,357,138**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,357,138**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,357,138**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G/A

This Amendment No. 1 to Schedule 13G (this “Amendment”) is being filed on behalf of Highland Long/Short Healthcare Fund, a series of Highland Funds I, a Delaware statutory trust (the “Long/Short Fund”), Highland Global Allocation Fund, a series of Highland Funds II, a Massachusetts business trust (the “Global Fund”), Highland Premier Growth Equity Fund, a series of Highland Funds II, a Massachusetts business trust (the “Premier Growth Fund” and collectively with the Long/Short Fund and the Global Fund, the “Highland Funds”), Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (“Highland Fund Advisors”), Strand Advisors XVI, Inc., a Delaware corporation (“Strand XVI”), Highland Capital Healthcare Advisors, L.P., a Delaware limited partnership (“Healthcare Advisors”), Highland Capital Healthcare Advisors GP, LLC, a Delaware limited liability company (“Healthcare Advisors GP”), Highland Capital Management Services, Inc., a Delaware corporation (“Highland Services”), and James D. Dondero (collectively, the “Reporting Persons”). This Amendment modifies the original Schedule 13G filed with the Securities and Exchange Commission on February 11, 2016 (the “Original 13G”) by certain of the Reporting Persons.

Brad Ross is the President of Strand XVI and James D. Dondero is the President of Highland Services. Strand XVI is the general partner of Highland Fund Advisors. Highland Fund Advisors is the investment advisor to the Highland Funds. Highland Services is the sole owner of Healthcare Advisors GP. Healthcare Advisors GP is the general partner of Healthcare Advisors. Healthcare Advisors is the investment advisor to (i) Sterling Capital Long/Short Healthcare (“Sterling Healthcare”) and (ii) Wilmington Multi-Manager Alternatives Fund (“Wilmington” and together with Sterling Healthcare, the “Healthcare Funds,” and the Healthcare Funds together with the Highland Funds, the “Funds”). This Amendment relates to the Common Stock, Par Value $0.0001 Per Share (the “Common Stock”), of Minerva Neurosciences, Inc., a Delaware corporation (the “Issuer”), held by (i) the Funds and (ii) Highland Capital Management, L.P., a Delaware limited partnership ultimately controlled by James D. Dondero.

Item 2(a) Name of Person Filing.

Item 2(a) of the Original 13G is hereby amended and restated to read as follows.

(1)	Highland Long/Short Healthcare Fund

(2)	Highland Global Allocation Fund

(3)	Highland Premier Growth Equity Fund

(4)	Highland Capital Management Fund Advisors, L.P.

(5)	Strand Advisors XVI, Inc.

(6)	Highland Capital Healthcare Advisors, L.P.

(7)	Highland Capital Healthcare Advisors GP, LLC

(8)	Highland Capital Management Services, Inc.

(9)	James D. Dondero

Item 2(c) Citizenship or Place of Organization.

Item 2(c) of the Original 13G is hereby amended and restated to read as follows.

(1)	Highland Long/Short Healthcare Fund, a series of Highland Funds I, a Delaware statutory trust.

(2)	Highland Global Allocation Fund, a series of Highland Funds II, a Massachusetts business trust.

(3)	Highland Premier Growth Equity Fund, a series of Highland Funds II, a Massachusetts business trust.

(4)	Highland Capital Management Fund Advisors, L.P. is a Delaware limited partnership.

(5)	Strand Advisors XVI, Inc. is a Delaware corporation.

(6)	Highland Capital Healthcare Advisors, L.P. is a Delaware limited partnership.

(7)	Highland Capital Healthcare Advisors GP, LLC is a Delaware limited liability company.

(8)	Highland Capital Management Services, Inc. is a Delaware corporation.

(9)	James D. Dondero is a United States citizen

Item 4 Ownership.

Item 4 of the Original 13G is hereby amended and restated to read as follows.

(a)	The Long/Short Fund may be deemed the beneficial owner of 1,301,777 shares of Common Stock that it holds directly. This amount consists of (i) 146,762 shares of Common Stock and (ii) 1,155,015 shares of Common Stock receivable by the Long/Short Fund upon exercise of presently held warrants. The Global Fund may be deemed the beneficial owner of 447,885 shares of Common Stock that it holds directly. The Premier Growth Fund may be deemed the beneficial owner of 506,898 shares of Common Stock that it holds directly. Highland Fund Advisors, as the investment advisor to the Highland Funds, and Strand XVI, as the general partner of Highland Fund Advisors, may be deemed the beneficial owners of the 2,256,560 shares of Common Stock held by the Highland Funds.

Healthcare Advisors, as the investment advisor to the Healthcare Funds, Healthcare Advisors GP, as the general partner of Healthcare Advisors, and Highland Services, as the sole owner of Healthcare Advisors GP, may be deemed the beneficial owners of the 39,788 shares of Common Stock held by the Healthcare Funds. This amount consists of (i) 15,171 shares of Common Stock held by Sterling Healthcare and (ii) 24,617 shares of Common Stock held by Wilmington.

Mr. Dondero may be deemed the beneficial owner of the 2,357,138 shares of Common Stock held by (i) the Funds and (ii) Highland Capital. This amount consists of (i) 1,141,333 shares of Common Stock held by the Funds, (ii) 1,155,015 shares of Common Stock receivable by the Long/Short Fund upon exercise of presently held warrants, and (iii) 60,790 shares of Common Stock receivable by Highland Capital upon exercise of presently held warrants.

(b)	The Long/Short Fund may be deemed the beneficial owner of 3.6% of the outstanding shares of Common Stock that it holds directly. This percentage was determined by dividing 1,301,777, the number of shares of Common Stock held directly by the Long/Short Fund, by the sum of (i) 34,807,213, which is the number of shares of Common Stock outstanding as of October 28, 2016 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 3, 2016, and (ii) 1,155,015, the number of shares of Common Stock receivable by the Long/Short Fund upon exercise of presently held warrants.

The Global Fund may be deemed the beneficial owner of 1.3% of the outstanding shares of Common Stock that it holds directly. This percentage was determined by dividing 447,885, the number of shares of Common Stock held directly by the Global Fund, by 34,807,213, which is the number of shares of Common Stock outstanding as of October 28, 2016 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 3, 2016.

The Premier Growth Fund may be deemed the beneficial owner of 1.5% of the outstanding shares of Common Stock that it holds directly. This percentage was determined by dividing 506,898, the number of shares of Common Stock held directly by the Premier Growth Fund, by 34,807,213, which is the number of shares of Common Stock outstanding as of October 28, 2016 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 3, 2016.

Highland Fund Advisors and Strand XVI may be deemed the beneficial owners of 6.3% of the outstanding shares of Common Stock held by the Highland Funds. This percentage was determined by dividing 2,256,560, the number of shares of Common Stock held directly by the Highland Funds, by the sum of (i) 34,807,213, which is the number of shares of Common Stock outstanding as of October 28, 2016 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 3, 2016, and (ii) 1,155,015, the number of shares of Common Stock receivable by the Long/Short Fund upon exercise of presently held warrants.

Healthcare Advisors, Healthcare Advisors GP and Highland Services may be deemed the beneficial owners of 0.1% of the outstanding shares of Common Stock held by the Healthcare Funds. This percentage was determined by dividing 39,788, the number of shares of Common Stock held directly by the Healthcare Funds, by 34,807,213, which is the number of shares of Common Stock outstanding as of October 28, 2016 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 3, 2016.

Mr. Dondero may be deemed the beneficial owner of 6.5% of the outstanding Common Stock. This percentage was determined by dividing 2,357,138, the number of shares of Common Stock held directly by (i) the Funds and (ii) Highland Capital, by the sum of (i) 34,807,213, which is the number of shares of Common Stock outstanding as of October 28, 2016 according to the Issuer’s Form 10-Q filed with the Securities Exchange Commission on November 3, 2016, and (ii) 1,215,805, the number of shares of Common Stock receivable by the Funds and Highland Capital upon exercise of presently held warrants.

(c)	The Long/Short Fund has the sole power to vote and dispose of the 1,301,777 shares of Common Stock that it holds directly. The Global Fund has the sole power to vote and dispose of the 447,885 shares of Common Stock that it holds directly. The Premier Growth Fund has the sole power to vote and dispose of the 506,898 shares of Common Stock that it holds directly. Highland Fund Advisors and Strand XVI have the shared power to vote and dispose of the 2,256,560 shares of Common Stock held by the Highland Funds.

Healthcare Advisors, Healthcare Advisors GP and Highland Services have the shared power to vote and dispose of the 39,788 shares of Common Stock held by the Healthcare Funds.

Mr. Dondero has the the shared power to vote and dispose of the 2,357,138 shares of Common Stock held by (i) the Funds and (ii) Highland Capital.

Item 10 Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits Exhibit 99-1

Joint Filing Agreement, dated February 10, 2017, by and among the Long/Short Fund, the Global Fund, the Premier Growth Fund, Highland Fund Advisors, Strand XVI, Healthcare Advisors, Healthcare Advisors GP, Highland Services and James D. Dondero.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2017

HIGHLAND FUNDS I, on behalf of its series Highland Long/Short Healthcare Fund

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Assistant Treasurer

HIGHLAND FUNDS II, on behalf of its series Highland Global Allocation Fund

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Assistant Treasurer

HIGHLAND FUNDS II, on behalf of its series Highland Premier Growth Equity Fund

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Assistant Treasurer

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By:	Strand Advisors XVI, Inc., its general partner

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Assistant Secretary

STRAND ADVISORS XVI, INC.

	By:	/s/ Dustin Norris
Name: Dustin Norris
Title: Assistant Secretary

HIGHLAND CAPITAL HEALTHCARE ADVISORS, L.P.

By: Highland Capital Healthcare Advisors GP, LLC, its general partner

By: Highland Capital Management Services, Inc., its sole member

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

HIGHLAND CAPITAL HEALTHCARE ADVISORS GP, LLC

By:	Highland Capital Management Services, Inc., its sole member

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

HIGHLAND CAPITAL MANAGEMENT SERVICES, INC.

By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

/s/ James D. Dondero
James D. Dondero